 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Srinivas Phatak
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    488.099438 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    37.435220 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	488.099438
		€49.2355	37.435220
e)	Aggregated information - Volume - Total	488.099438 / 37.43522 £20,770.61 / €1,843.14
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eduardo Campanella
2	Reason for the notification
a)	Position/status	Business Group President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    132.586553 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    148.398478 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	132.586553
		€49.2355	148.398478
e)	Aggregated information - Volume - Total	132.586553 / 148.398478 £5,642.09/ €7,306.47
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reginaldo Ecclissato
2	Reason for the notification
a)	Position/status	President 1 Unilever Markets (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    665.140102 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    189.137150 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	665.140102
		€49.2355	189.137150
e)	Aggregated information - Volume - Total	665.140102 / 189.13715 £28,304.41 / €9,312.26
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Priya Nair
2	Reason for the notification
a)	Position/status	CEO & Managing Director of Hindustan Unilever Limited (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	432.264115 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	432.264115
e)	Aggregated information - Volume - Total	432.264115 £18,394.59
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief People Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	237.199377 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	237.199377
e)	Aggregated information - Volume - Total	237.199377 £10,093.79
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heiko Schipper
2	Reason for the notification
a)	Position/status	Business Group President, Foods (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	75.109704 PLC EUR shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€49.2355	75.109704
e)	Aggregated information - Volume - Total	75.109704 €3,698.06
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    636.749536 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    146.565303 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	636.749536
		€49.2355	146.565303
e)	Aggregated information - Volume - Total	636.749536 / 146.565303 £27,096.27 / €7,216.22
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Willem Uijen
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    110.759217 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    0.000112 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	110.759217
		€49.2355	0.000112
e)	Aggregated information - Volume - Total	110.759217 / 0.000112 £4,713.25 / €0.01
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Prakash Kakkad
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Company Secretary (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	26.471158 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.55405	26.471158
e)	Aggregated information - Volume - Total	26.471158 £1,126.45
f)	Date of the transaction	2026/04/15
g)	Place of the transaction	London Stock Exchange - XLON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/P/ KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 20 April 2026